Exhibit 99.2

Combined Ordinary and Extraordinary General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on December 18, 2023 for action to be taken.

2023 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES
Cellectis S.A. (the “Company”)

ADS CUSIP No.:	15117K103.

ADS Record Date:	November 28, 2023.

French Record Date:	December 20, 2023 (12:01 P.M. Paris time). This is the time at which ADS Holders are required under French Law to hold their interest in the shares of the Company in order to be eligible to vote at the Meeting.

ADS Voting Deadline:	10:00 A.M. (New York City time) on December 18, 2023.

Meeting Specifics:	Combined Ordinary and Extraordinary General Meeting to be held on December 22, 2023 beginning at 2:30 P.M. (Paris time) at the Biopark auditorium, 11 rue Watt, 4th floor, 75013 Paris, France (the “Meeting”).

Meeting Agenda:	Please refer to full details of the Combined Ordinary and Extraordinary General Meeting at the Company website: www.cellectis.com/en/investors/general-meetings/.

Depositary:	Citibank, N.A.

Deposit Agreement:	Deposit Agreement, dated as of March 30, 2015.

Deposited Securities:	Ordinary Shares of the Company.

Custodian(s):	Citibank Europe plc.

You as the undersigned holder, as of the ADS Record Date, of the American Depositary Shares (“ADSs”) issued under the Deposit Agreement identified above, acknowledge receipt of a copy of the Depositary’s Notice of Combined Ordinary and Extraordinary General Meeting of Cellectis S.A. and hereby authorize and direct the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by your ADSs in the manner indicated on the reverse side hereof. You recognize that any sale, transfer or cancellation of your ADSs before the French Record Date will invalidate these voting instructions if the Depositary is unable to verify your continued ownership of ADSs as of the French Record Date.

Please note that the Company has informed the Depositary that, under French Company law, certain of the Company’s shareholders, the workers’ council and the Company’s Board of Directors may submit new resolutions and the Board of Directors of the Company may also modify the resolutions proposed in the Company’s Notice of Meeting. In such case, holders of ADSs who have given instructions to vote on such resolutions shall (consistent with the terms of the Deposit Agreement) be deemed to have instructed the Depositary to vote in favor of such new or modified resolutions if approved by the Board of Directors and against if not approved by the Board of Directors.

With respect to Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from a holder of ADSs, the Depositary shall deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such holder’s ADSs; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of Deposited Securities may be materially adversely affected. By way of example and not limitation, it is agreed that routine matters, such as appointing auditors and directors (except where a competing director or slate of directors is proposed), or the approval of a public offering or private placement of securities, would not materially affect the rights of holders of ADSs.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

Agenda

Extraordinary General Meeting

Resolution 1:	creation of a class of preferred shares referred to as “Class A preferred shares” convertible into ordinary shares (the “A Shares”) - determination of the voting specific rights attached to the A Shares - corresponding amendment to the bylaws

Resolution 2:	delegation of authority to the board of directors to increase the share capital by a maximum nominal amount of EUR 500,000, through the issuance of a maximum of 10,000,000 A Shares, with cancellation of the shareholders’ preferential subscription rights in favor of a named person

Resolution 3:	creation of a class of preferred shares referred to as “Class B preferred shares” convertible into ordinary shares (the “B Shares”) - determination of the non-voting specific rights attached to the B Shares - corresponding amendment to the bylaws

Resolution 4:	delegation of authority to the board of directors to increase the share capital by a maximum nominal amount of EUR 900,000, through the issuance of a maximum of 18,000,000 B Shares, with cancellation of the shareholders’ preferential subscription rights in favor of a named person

Resolution 5:	cancellation of the shareholders’ preferential subscription rights in favor of AstraZeneca Holdings B.V.

Resolution 6	delegation of authority to the board of directors to carry out a share capital increase reserved for members of a company savings plan set up in accordance with Articles L. 3332-1 et seq. of the French Labor Code
Ordinary Shareholders’ Meeting
Resolution 7:	appointment of a director (Mr. Marc Dunoyer) subject to condition precedent

Resolution 8:	appointment of a director (Mr. Tyrell Rivers) subject to condition precedent.

The Company’s Management recommendation is to vote “For” each of the Resolutions presented.

Issues		Cellectis S.A.
Extraordinary General Meeting				Ordinary General Meeting

	For	Against	Abstain		For	Against	Abstain
Resolution 1				Resolution 7

Resolution 2				Resolution 8

Resolution 3

Resolution 4

Resolution 5

Resolution 6

Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to a resolution, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked resolution if the unmarked resolution is endorsed by the Company’s Board of Directors and “AGAINST” the unmarked resolution if the unmarked resolution is not so endorsed.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to a resolution, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the multiple-marked resolution if the multiple-marked resolution is endorsed by the Company’s board of directors and “AGAINST” the multiple-marked resolution if the multiple-marked resolution is not so endorsed.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)

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